

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 22, 2017

<u>Via E-mail</u>
Mr. Carl A. Serger
Chief Financial Officer
Futures Portfolio Fund L.P.
c/o Steben & Company, Inc.
9711 Washingtonian Blvd., Suite 400
Gaithersburg, MD 20878

> **Re: Futures Portfolio Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 000-50728**
>
> **Form 10-Q for the quarterly period ended September 30, 2017**
> **Filed November 13, 2017**
> **File No. 000-50728**

Dear Mr. Serger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2017</u>

<u>Exhibit 31.01</u>

1.   We note you have identified the wrong periodic report in paragraph 1 of the certification as you reference the annual report on Form 10-K rather than the quarterly report on Form 10-Q. Please file a full amendment to your periodic reports to revise your certifications to identify the correct periodic report in paragraph 1 of the certification. Reference is made to Regulation S-K C&DI 246.14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities